SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	September	2019

Commission File Number	001-37400

Shopify Inc.
(Translation of registrant’s name into English)

150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Shopify Completes Offering of Class A Subordinate Voting Shares Including Full Exercise of Over-Allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)

Date:	September 19, 2019	By:	/s/ Joseph A. Frasca
			Name:	Joseph A. Frasca
			Title:	Chief Legal Officer and Corporate Secretary